OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14046064

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

SEC FILE NUMBER
8-69286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aldwych Securities LLC (formerly Iceberg Capital LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/20/14

Aldwych Securities LLC
(formerly Iceberg Capital LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2013

AFFIRMATION

I, James Avery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Aldwych Securities LLC (formerly Iceberg Capital LLC) for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

State of New York
County of New York
2/24/14

Notary Public

ALEXANDER M. BRODY
Notary Public, State of New York
Qualified in New York County
No. 01BR6291844
My Commission Expires 10/21/2017

Aldwych Securities LLC (formerly Iceberg Capital LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aldwych Securities LLC (formerly Iceberg Capital LLC)

Table of contents
December 31, 2013

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
of Aldwych Securities, LLC

We have audited the accompanying financial statement of Aldwych Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement which is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aldwych Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Friedman LLP

February 19, 2014

Aldwych Securities LLC (formerly Iceberg Capital LLC)

Statement of Financial Condition
December 31, 2013

Assets

Cash	$	74,567
Prepaid expense and other		23,823
	$	98,390

Liabilities and Member's Equity

Liabilities:		
Deferred income	$	20,000
Accrued expenses		18,356
		38,356
Member's equity		60,034
	$	98,390

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Aldwych Securities LLC (formerly Iceberg Capital LLC) (the "Company"), a wholly-owned subsidiary of Aldwych Capital Partners, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. On June 27, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to securities, especially the offer and sale of interests in companies in the energy industry.

The liability of the Member is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Advisory fees from private placements, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached.

Income Taxes
As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner. The Company's open tax years (2012-2013) remain subject to income tax audits.

3. Transactions with Related Parties

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent provides office space and other administrative services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2013 was approximately $15,000.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first

year of operations). At December 31, 2013, the Company had net capital of $36,211 which exceeded the required net capital by $31,211. The Company's aggregate indebtedness to net capital was 1.06 to 1.

5. Concentrations

Concentrations of Credit Risk for Cash
All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

Major Customers
The Company earned advisory and success fees from twelve customers in the year ended December 31, 2013, of which fees earned from four customers accounted for approximately 84% (37%, 23%, 12% and 12%) of total advisory and success fees.

6. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.